UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37870

TIVO CORPORATION

(Exact name of registrant as specified in its charter)

2160 Gold Street

San Jose, California 95002

(408) 519-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS(1)

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)

These Series A Junior Participating Preferred Stock Purchase Rights (the “Expired Rights”) were issued in connection with TiVo Corporation’s adoption of a Section 382 rights plan (the “Section 382 Rights Plan”) dated as of December 18, 2019, between TiVo Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent. The Section 382 Rights Plan expired on June 1, 2020 and, accordingly, the Section 382 Rights Plan and the Expired Rights are no longer in effect. TiVo Corporation previously filed a Registration Statement on Form 8-A12B to register the Expired Rights on December 24, 2019.

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, TiVo Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	June 11, 2020	BY:	/s/ Robert Andersen
Robert Andersen
Chief Financial Officer